

June 19, 2012

Via E-mail
J. Andrew Bolt
Executive Vice President and Chief Financial Officer
Armored AutoGroup Inc.
39 Old Ridgebury Road
Danbury, CT 06810

      Re: Armored AutoGroup Inc.
              Amendment No. 1 to Registration Statement on Form S-4
              Filed June 1, 2012
              File No. 333-180736

Dear Mr. Bolt:

      We have reviewed your responses to the comments in our letter dated May 10, 2012 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment 4 and reissue in part. Please provide us with copies of these industry reports.

2. We note your response to our prior comment 6 and your revised disclosure. We also note that you have provided us with supplemental materials to substantiate the factual assertions made in your prospectus. You continue, however, to include numerous factual assertions about the company, its products and the industry in which it operates in your Summary, MD&A, and Business sections without providing a source of the information used in the prospectus. For each fact or category of factual information included, please revise to identify the source relied on.

3. We further note that supplemental materials provided to us in response to our comment 6 are not marked to identify the titles of the sources provided or the relevant sections or page numbers where the information is located within each source. Please provide us with a table of contents or similar guide that will identify the titles of each source used and specific sections or page numbers where each factual assertion appears in the source, as well as in the prospectus. Clearly marking each supporting statement within the sources provided will expedite the review of your response.

Summary, page 1

Company overview, page 1

4. While we note your response to our prior comment 10, it remains unclear how Armor All and STP's #1 and #3 positions are measured. Please revise to clarify what you mean by "value share."

Business, page 75

5. We note your response to our prior comment 30 and reissue in part. Please include a discussion of the terms of the consent order and how it impacts your business in this section. In addition, include a cross-reference to this section in your risk factor on page 33.

Our competitive strengths, page 76

6. We note your response to our prior comment 31 and your revised disclosure. Please revise further to provide the number or percentage of your accounts that selected you as category captains or category advisors.

Raw materials, page 82

7. We note your response to our prior comment 33 and reissue in part. Refer to the first risk factor on page 33 regarding your suppliers. Please disclose here that you rely on single-source suppliers for certain of your raw materials. Please also disclose, consistent with your response to our prior comment, that you believe you could arrange for alternative sources with minimal interruption or cost to your business.

Executive and Director Compensation, page 88

Certain Relationships and Related-Party Transactions, page 101

8. Please refer to the related party transactions listed in Note 2 on pages F-66 and F-67. To the extent applicable, please revise this section to describe any transaction since the beginning of your last fiscal year or any currently proposed transaction, in which you were or will be a participant and the amount involved exceeds $120,000 in which any related person had or will have a direct or indirect material interest. Refer to Item 404(a) of Regulation S-K.

Conditions on the Exchange Offer, page 111

9. We note your response to our prior comment 36 and reissue in part. Please revise to delete references to your "sole reasonable discretion" on pages 111 and 113 or advise.

J. Andrew Bolt
Armored AutoGroup Inc.
June 19, 2012
Page 3

Note 14. Financial Information for the Company and Its Subsidiaries, page F-44

10. Please tell us and revise Note 14 to disclose whether your subsidiary guarantors are 100% owned as required by Rule 3-10(f) of Regulation S-X. Also, please revise the notes to your financial statements to disclose the nature and terms of any restrictions that exist with respect to your ability to obtain funds from your subsidiaries through dividends or loans. Note 10 to your interim financial statements should be similarly revised.

Note 7 - Commitments and Contingencies, page F-71

11. Under "Properties," you disclose that you entered into a lease for new corporate headquarters in Danbury, Connecticut. The lease is for 18,810 square feet and has a term of 87 months. Please revise the notes to your financial statements to disclose the payment terms associated with this new lease agreement.

12. In addition, it is not clear from your current disclosures in the notes to the financial statements whether the company's policy is to recognize rental expense on a straight-line basis in accordance with ASC 840-20-25. Please revise the notes to your financial statements to disclose your accounting policy for recognition of rental expense for leases which provide for escalation clauses.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc (via E-mail):   Jason K. Zachary, Esq.
                        Kirkland & Ellis LLP